Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE-MONTH PERIOD ENDED FEBRUARY 29, 2020

The following Management’s Discussion and Analysis, or MD&A, provides Management’s point of view on the financial position and results of operations of Theratechnologies Inc., on a consolidated basis, for the three-month period ended February 29, 2020 compared to the three-month period ended February 28, 2019. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. This MD&A is dated April 13, 2020, was approved by our Audit Committee on April 13, 2020, and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at February 29, 2020, or Interim Financial Statements, as well as the MD&A and audited annual consolidated financial statements, including the notes thereto, as at November 30, 2019.

Except as otherwise indicated, the financial information contained in this MD&A and in our Interim Financial Statements has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The Company’s functional and presentation currency is the United States dollar, or USD. All monetary amounts set forth in this MD&A and the Interim Financial Statements are expressed in USD, unless otherwise noted.

In this MD&A, the use of EGRIFTA® (tesamorelin for injection) and EGRIFTA SVTM refer to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and the use of Trogarzo® (ibalizumab-uiyk) injection refers to ibalizumab for the treatment of multidrug resistant HIV-1 infected patients. The use of tesamorelin refers to the use of our tesamorelin compound for the potential treatment of non-alcoholic steatohepatitis, or NASH, in HIV-infected patients and for other diseases.

Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this MD&A include, but are not limited to, statements regarding product availability, the progress of our research and development activities, revenue growth from sales of EGRIFTA®, EGRIFTA SVTM and Trogarzo®, securing an appropriate pricing and widespread reimbursement for Trogarzo® in key European countries, and the launch of Trogarzo® in Europe.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: (i) the COVID-19 pandemic will not adversely impact or delay (a) our sales efforts and sales initiatives, (b) the capacity of our suppliers to meet their obligations vis-à-vis us, (c) our research and development activities, (d) meetings to

Theratechnologies Inc.

2015 Peel, 11th Floor

Montreal, Quebec H3A 1T8

be held with regulatory agencies, (e) the health of our employees and our capacity to rely on our resources, and (f) global trades; (ii) patients will switch from EGRIFTA® to EGRIFTA SVTM; (iii) no unfavorable side effects will be discovered from the long term use of our products; (iv) our products will not be subject to a recall; (v) no biosimilar will be approved competing EGRIFTA® or EGRIFTA SVTM; and (vi) we will not be involved in any type of litigation.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this MD&A. Some of those risks and uncertainties include, but are not limited to, the following: the effect that the COVID-19 pandemic could have on our sales, research and development activities and our employees, as well as on the capacity of our third party suppliers to perform their obligations under the agreements we have with them, global trades and the various regulatory measures that can be enacted to alleviate such pandemic, the risk that one or more of our products are subject to a recall or a withdrawal from the market, the risk that we are unable to negotiate an economically satisfactory pricing for Trogarzo® and its reimbursement in key European countries, the risk that our intellectual property becomes challenged or that we have to spend time and money on litigation matters and the risk that our research and development activities do not yield positive results.

We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 24, 2020 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 25, 2020 under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Outlook and 2020 Revenue Guidance

On March 11, 2019, the World Health Organization declared a worldwide pandemic for the coronavirus COVID-19.

Theratechnologies’ focus amidst the COVID-19 pandemic has been to ensure that current and future patients have access to our medicines while also looking after the health and safety of its employees worldwide.

Theratechnologies quickly implemented measures to alleviate the impact of the COVID-19 situation on patients and staff. Our contingency plan was ready and the technological infrastructure was in place to rapidly deploy appropriate measures. To minimize the risks of contamination to employees in Canada, the United States and Europe, all but a small number of essential head office staff have been working from home since March 16, 2020, including the company’s contractual sales force and medical science liaison personnel.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Our supply chain remains unaffected at this time. Moreover, Theratechnologies has enough inventory of Trogarzo® (ibalizumab-uiyk) for injection, EGRIFTA SVTM (tesamorelin for injection) and EGRIFTA® to meet market demand, for the next twelve months, in all territories where these products are commercially available.

At present, all research and development activities related to tesamorelin for the potential treatment of Non-alcoholic Steatohepatitis (NASH) in people living with HIV and to our peptide-conjugates derived from our oncology platform are still progressing. Clinical research organizations working with Theratechnologies on these programs are still active.

Given the uncertainty arising from the current COVID-19 situation, the unknown evolution of the pandemic and its duration, Theratechnologies is withdrawing its revenue guidance for 2020 until further notice.

Business Overview

We are a commercial-stage biopharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV.

Our strategy for the current fiscal year, or Fiscal 2020, is to generate revenue growth through increased sales of our products in the United States while working on securing an appropriate pricing and widespread reimbursement for Trogarzo® in key European countries.

The Company has a sales and marketing infrastructure to commercialize its products in the United States, Canada and Europe.

Our Products

Developed in-house, EGRIFTA® (tesamorelin for injection) is approved by the United States Food and Drug Administration, or FDA, and by Health Canada for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.

EGRIFTA SVTM is a new formulation of EGRIFTA® approved by the FDA and launched in the United States in November 2019. Unlike EGRIFTA®, EGRIFTA SVTM can be kept at room temperature, comes in a single vial and has a higher concentration resulting in a smaller volume of administration.

In March 2016, we entered into an agreement with TaiMed Biologics, Inc., or TaiMed, to acquire the commercial rights to Trogarzo® for the United States and Canada, or TaiMed Agreement. In March 2017, the TaiMed Agreement was amended to include the commercial rights to ibalizumab in the European Union countries and in other countries such as Israel, Norway, Russia and Switzerland.

Trogarzo® was approved by the FDA in March 2018 for the treatment of human immunodeficiency virus type 1, or HIV-1, infection in heavily treatment-experienced adults with multidrug resistant, or MDR, HIV-1 infection failing their current antiretroviral regimen.

Trogarzo® was also approved in Europe by the European Medicines Agency, or EMA, in September 2019 for the treatment of adults infected with MDR HIV-1 for whom it is

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

otherwise not possible to construct a suppressive antiviral regimen. Trogarzo® will be launched sequentially on a country-by-country basis across Europe as it gains public reimbursement in each such country. A number of patients are already being treated with Trogarzo® in some European countries through early access programs.

An intravenous slow push formulation of Trogarzo® is currently under study by TaiMed. Under the terms of the TaiMed Agreement, we are entitled to commercialize such new formulation of Trogarzo® if, and when, approved.

Our Pipeline

Since the beginning of 2019, the Company has been working on rebuilding its research and development, or R&D, pipeline.

Our pipeline rests on a variety of research and development activities.

In Fiscal 2019, we announced that we would pursue the development of tesamorelin for the treatment of NAFLD/NASH in people living with HIV. This decision was largely based on positive data from a study conducted by Dr. Steven Grinspoon of Massachusetts General Hospital, or MGH, which were published on October 11, 2019 in The Lancet HIV Journal. Preliminary market research indicates that NASH affects over 100,000 people living with HIV in the United States.

On February 4, 2020, we announced that we had signed agreements with MGH and Dr. Steven Grinspoon. MGH, through Dr. Steven Grinspoon, who is chief of the hospital’s Metabolism Unit, has agreed to assist us in connection with phase III clinical trial design, selection of optimal patient population, dosing, study duration and other safety matters and to participate, if need be, in regulatory meetings and discussions with the FDA or the EMA.

In 2019, we also acquired a unique targeted oncology platform. This platform is aimed at treating various types of cancers where the sortilin receptor are overexpressed. In vivo and in vitro models have yielded promising results. Based on the positive feedback received from the FDA, we aim to initiate a phase I clinical trial using one of our peptide-conjugates before the end of 2020. Clinical research organizations working with Theratechnologies on these programs are still active.

Fiscal 2020 Business Plan Update

For the three-month period ended February 29, 2020, consolidated revenue was $15,719,000 compared to $15,096,000 for the same period last year, representing an increase of 4.1%.

EGRIFTA® and EGRIFTA SVTM

For the three-month period ended February 29, 2020, sales of EGRIFTA® and EGRIFTA SVTM were $8,515,000 compared to $8,962,000 for the same period last year, representing a decrease of 5%.

We are in the process of getting EGRIFTA SVTM on reimbursement formularies which creates a longer than usual delay between the time the prescription is filled and the time the patient receives the first treatment, thus impacting combined sales of EGRIFTA® and EGRIFTA SVTM in the first quarter of 2020.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

EGRIFTA SVTM became available in the United States at the end of November 2019. We expect EGRIFTA SVTM will help support growth of tesamorelin sales for the treatment of HIV-associated lipodystrophy in the United States.

Trogarzo®

Net sales of Trogarzo® reached $7,204,000 for the three-month period ended February 29, 2020 compared to $6,134,000 for the same period last year, representing an increase of 17.4%.

In the United States, Trogarzo® sales grew as more efforts were put behind marketing, medical education and patient engagement such as a direct-to-consumer campaigns and increased social media presence.

In Europe, a first product shipment was received in March 2020 from Taimed. We also obtained our wholesale distributor licence. The Company continues to focus its efforts on obtaining reimbursement in key European countries. Trogarzo® will be launched sequentially in European countries as public reimbursement is obtained in individual countries. Some patients, however, are already being treated with Trogarzo® in Europe through early access programs.

Research and Development Activities

The development of tesamorelin for the potential treatment of NASH in people living with HIV and of its peptide conjugates derived from its oncology platform is progressing.

Recently, Theratechnologies received feedback from both the Food and Drug Administration in the United States (FDA) and from the European Medicines Agency (EMA) regarding its proposed clinical development program for tesamorelin for the potential treatment of NASH in people living with HIV.

Based on the comments received from the FDA and the EMA, Theratechnologies will now enter into discussions with these agencies to harmonize both approaches in order to eventually file a common research protocol.

As previously discussed, Theratechnologies intends to use a new formulation of tesamorelin currently under development and described as “F8”. A pilot study to assess the bioequivalence of the F8, compared to the original version of tesamorelin, was recently completed. Based on the pilot study results, a confirmatory bioequivalence study should soon be initiated. Compared to the recently launched EGRIFTA SVTM, this new formulation of tesamorelin can be reconstituted once a week and remains stable at room temperature after reconstitution. Furthermore, given its much smaller volume of injection, Theratechnologies is assessing a multidose auto-injector for the F8 formulation. The F8 formulation is patent protected until 2033 in the United States and until 2034 in major European countries.

In addition, TH-1902, the first investigational peptide-conjugate originating from Theratechnologies’ oncology platform targeting the sortilin receptor, is currently being studied for the treatment of Triple-Negative Breast Cancer, or TNBC. In late December 2019, new in vivo and in vitro data, presented at the San Antonio Breast Cancer Symposium, showed greater efficacy and tolerability of TH-1902 over docetaxel used

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

alone. Based on positive feedback received from the FDA regarding our clinical trial design, we intend to initiate a phase I clinical trial to evaluate TH-1902 by the end of 2020.

Theratechnologies plans to submit an investigational new drug application, or IND, for TH-1904, the Company’s second investigational peptide-conjugate for the treatment of ovarian cancer, once manufacturing scale-up is completed which is expected following the initiation of the phase I clinical trial of TH-1902.

Revenue

(in thousands of US dollars)	Q1 2020	Q1 2019

EGRIFTA® net sales	8,515	8,962

Trogarzo® net sales	7,204	6,134

Revenue	15,719	15,096

Consolidated revenue for the three-month period ended February 29, 2020 was $15,719,000 compared to $15,096,000 for the same period ended February 28, 2019.

Revenue generated from net sales increased by 4.1% in the first quarter of 2020 compared to the comparable period in fiscal 2019, due to an increase of Trogarzo® sales of 17.4% which was offset by lower EGRIFTA® sales as explained above.

Cost of Sales

For the three months ended February 29, 2020, cost of sales was $6,761,000, compared to $6,065,000 for the same quarter in fiscal 2019, primarily due to the increase in cost of goods sold. Cost of goods sold was $5,400,000 in the first quarter of 2020 compared to $4,810,000 for the same quarter the previous year. The increase in cost of goods sold is mainly due to higher Trogarzo® sales. Cost of sales also includes the amortization of the other asset of $1.2 million in both Q1 2020 and Q1 2019.

R&D Expenses

R&D expenses amounted to $3,419,000 in the three-month period ended February 29, 2020 compared to $2,527,000 for the same period in 2019. The increase is largely due to the development of our oncology platform and other regulatory expenses.

Selling Expenses

Selling expenses amounted to $6,361,000 for the first quarter of 2020 compared to $5,448,000 for the same three-month period last year, reflecting the increase in marketing activities in the United States and the development of our infrastructure in Europe.

The amortization of the intangible asset value for the EGRIFTA® and Trogarzo® commercialization rights is also included in selling and market development expenses. As such, we recorded an expense of $642,000 for the first quarter of Fiscal 2020 compared to $488,000 for the same quarter last year.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

General and Administrative Expenses

General and administrative expenses amounted to $2,570,000 for the three months ended February 29, 2020 compared to $1,516,000 for the first quarter of 2019. The increase in general and administrative expenses is mainly associated with business growth, increased activity in Europe and the listing on NASDAQ.

Finance Income

Finance income, consisting of interest income, amounted to $166,000 during the first quarter of 2020 compared to $335,000 in the first quarter of last year. Lower finance income is due in large part to a decreased liquidity position.

Finance Costs

Finance costs for the three months ended February 29, 2020 were $1,318,000 compared to $1,103,000 for the comparable period of 2019. Finance costs in the first quarter of 2020 include interest of $802,000 on the senior convertible notes issued in June 2018, compared to $812,000 for the same period of last year.

Finance costs also included accretion expense of $502,000, compared to $357,000 for the comparable period in 2019, principally due to the adoption of IFRS 16, Leases, effective December 1, 2019 and additional accretion expense on long-term obligations related to Trogarzo® commercialization rights.

Adjusted EBITDA

For the reasons noted above, Adjusted EBITDA was $(994,000) for the first quarter of 2020 compared to $1,521,000 for the same period of 2019. Adjusted EBITDA for the first quarter of 2020 includes a favorable impact from the adoption of IFRS 16, Leases, of $165,000. See “Non-IFRS Financial Measures” below.

Net Loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $4,544,000 or $0.06 per share in the first three months of fiscal 2020 compared to a net loss of $1,228,000 or $0.02 per share for the same period last year.

Financial Position

For the three-month period ended February 29, 2020, use of cash from operating activities was $4,825,000 compared to positive cash flow of $3,733,000 for the first quarter of 2019. The increase in use of cash can be attributed to the reduction in accounts payable of $5,391,000. We also used $1,653,000 towards the payment of interest on the senior convertible notes.

As at February 29, 2020, cash, bonds and money market funds amounted to $34,770,000.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results for the last eight quarters.

(In thousands of dollars, except per share amounts)

	2020[1]	2019				2018

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenue	15,719	16,400	16,111	15,609	15,096	13,983	13,523	9,598

Operating expenses

Cost of sales

Cost of goods sold	5,400	5,754	5,215	5,346	4,810	3,516	3,325	1,594

Other production-related costs	140	14	1	18	34	14	91	127

Royalties	-	-	-	-	-	-	-	450

Amortization of other asset	1,221	1,221	1,221	1,221	1,221	1,221	1,221	-

R&D	3,419	3,877	2,152	2,285	2,527	2,063	2,130	1,897

Selling	6,361	7,673	6,389	6,972	5,448	5,233	5,189	5,957

General and administrative	2,570	3,258	1,772	1,784	1,516	1,865	1,482	1,279

Total operating expenses	19,111	21,797	16,750	17,626	15,556	13,912	13,438	11,304

Finance income	166	217	253	292	335	276	175	77

Finance costs	(1,318)	(1,275)	(1,253)	(1,449)	(1,103)	(1,330)	(1,247)	(283)

Net (loss) profit	(4,544)	(6,455)	(1,639)	(3,174)	(1,228)	(983)	282	(1,912)

Basic and diluted (loss) earnings per share	(0.06)	(0.08)	(0.02)	(0.04)	(0.02)	(0.01)	0.00	(0.03)

1

The Company adopted IFRS 16 – Leases, using the modified retrospective approach, effective for fiscal 2020, beginning on December 1, 2019. Accordingly, comparative figures for fiscal 2019 and fiscal 2018 have not been restated and continue to be reported under IAS 17–. See note 2(a) in the interim consolidated financial statements for fiscal 2020.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Factors Affecting the Variability of Quarterly Results

There are quarter-over-quarter variations in net sales revenue, principally due to changes in distributor inventory levels with some additional impact from time to time related to average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans. The quarterly results reflect the increasing contribution of Trogarzo® beginning May 2018.

Higher expenses beginning the first quarter of 2019 are associated with business growth and the development of our product pipeline.

Recent Changes in Accounting Standards

Please refer to Note 2 to the Interim Financial Statements.

Outstanding Share Data

As at April 13th, 2020, the number of common shares issued and outstanding was 76,968,411 while outstanding options granted under our stock option plan amounted to 2,916,772. We also had $57,500,000 aggregate principal amount of 5.75% convertible unsecured senior notes due June 30, 2023 issued and outstanding as a result of the Offering. These notes are convertible into common shares at the option of the holder at a conversion price of $14.85, representing a conversion rate of approximately 67.3401 common share per $1,000 principal amount of notes. The conversion of all of the outstanding notes would result in the issuance of 3,872,055 common shares.

Contractual Obligations

There was no material change in contractual obligations during the three-month period ended February 29, 2020, except as disclosed in Note 15 to the Interim Financial Statements.

Economic and Industry Factors

Economic and industry factors for the first quarter of Fiscal 2020 were substantially unchanged from those reported in our MD&A for the fiscal year ended November 30, 2019.

Internal Control

No significant changes have occurred in our internal control over financial reporting during the period beginning on December 1, 2019 and ending on February 29, 2020.

Non-IFRS Financial Measures

Reconciliation of net profit or loss to adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to net profit (loss) is presented in the table below. We use adjusted financial measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use Adjusted EBITDA to measure operating performance from one period to the next without the variation caused by certain adjustments that could potentially distort

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

the analysis of trends in our business, and because we believe it provides meaningful information on our financial condition and operating results.

We obtain our Adjusted EBITDA measurement by adding to net profit or loss, finance income and costs, depreciation and amortization, and income taxes. We also exclude the effects of certain non-monetary transactions recorded, such as share-based compensation for the stock option plan and write-downs (or related reversals) of inventories, for our Adjusted EBITDA calculation. We believe it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Company’s shares. In addition, other items that do not impact core operating performance of the Company may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of our operating results over a period of time. Our method for calculating Adjusted EBITDA may differ from that used by other companies.

Adjusted EBITDA

(In thousands of US dollars)

	Three-month periods ended February
	29, 2020[1]	28, 2019
	$	$
Net loss	(4,544)	(1,228)

Add (deduct):
Depreciation and amortization	2,030	1,714
Finance costs	1,318	1,103
Finance income	(166)	(335)
Share-based compensation for stock option plan	365	264
Write-down of inventories	3	3
Adjusted EBITDA	(994)	1,521

1

The Company adopted IFRS 16 – Leases, using the modified retrospective approach, effective for fiscal 2020, beginning on December 1, 2019. Accordingly, comparative figures for fiscal 2019 have not been restated. As a result, adjusted EBITDA includes adjustments for additional depreciation related to the right-of-use asset of $109,000 and accretion expense on lease liabilities included in finance costs of $56,000 for the fiscal period ended February 29, 2020.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8